ANDREW D. BULGIN PHONE/FAX 410.576.4280 abulgin@gfrlaw.com	1001 FLEET STREET SUITE 700 BALTIMORE, MD 21202-4346 410.576.4000 www.gfrlaw.com

May 23, 2025

VIA EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	Farmers and Merchants Bancshares, Inc. Registration Statement on Form S-1 Dividend Reinvestment Plan

Ladies and Gentlemen:

On behalf of Farmers and Merchants Bancshares, Inc. (the “Company”), we hereby transmit for filing a Registration Statement on Form S-1 with respect to the registration of 500,000 shares of the Company’s common stock to be offered and sold pursuant to a Dividend Reinvestment Plan.

You will notice that the prospectus included in the Registration Statement contains a risk factor relating to the unregistered sale of 2,407 shares of common stock by the Company in December 2024 pursuant to its prior dividend reinvestment plan, which was the subject of a Registration Statement on Form S-1 (File No. 333-217918). The Company recently discovered, however, that it miscounted the number of available shares that remained subject to that Registration Statement when it declared its last cash dividend. The Company does not intend to make recission offers to stockholders who purchased the excess shares in connection with the last cash dividend. Due to the fact that 279 existing stockholders participated in that reinvestment, the small number of unregistered shares that were sold to each of them, and the Company’s belief that very few, if any, of the stockholders would accept such an offer, including because the current market price of a share of common stock is, and has been, higher than the price at which the 2,407 unregistered shares were sold, the Company believes that the legal and economic risks to the Company of foregoing a rescission offering do not outweigh the expense and burden of making recission offers.

U.S. Securities and Exchange Commission May 23, 2025 Page 2

Please contact the undersigned at (410) 576-4280 or abulgin@gfrlaw.com if you have any questions.

Sincerely, /s/ Andrew D. Bulgin Andrew D. Bulgin

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